Exhibit 99.2

NICE to Demonstrate NICE Inform Elite Incident Intelligence
Dashboards at APCO 2017

Full line-up of events planned including Public Safety NICE User Group training forum and
PSAPs’ Finest Awards presentation

Hoboken, N.J. – August 9, 2017 – NICE (Nasdaq:NICE) today announced that it will exhibit the newly launched NICE Inform Elite, the eighth generation of its industry-leading multimedia incident information management solution for emergency communications centers, in booth #923 at the 2017 APCO Conference. APCO 2017 will take place August 13-15 at the Colorado Convention Center in Denver, Colorado.

NICE Inform Elite combines a future-ready multimedia recording platform with Incident Intelligence dashboards, CAD incident analytics and GIS mapping, to give 9-1-1 center managers the tools they need to make operational improvements, and smarter decisions.

NICE Inform Elite’s drill-through dashboards uniquely combine data from CAD, telephony, radio, and the NICE Inform Evaluator Quality Assurance (QA) module to provide up-to-the-minute performance metrics on call volumes, answer times, on-scene response times, QA scores and much more – viewable on desktops, wallboards and mobile tablets.

“NICE Inform Elite’s ability to stitch together data from disparate PSAP systems to provide incident intelligence is unique,” said Dick Bucci, principal analyst, Pelorus Associates, a market research firm. “By integrating data across these systems, NICE Inform Elite provides a single source of truth so managers can identify issues earlier, meet performance targets and improve emergency response.”

NICE will also demonstrate how PSAPs can cut audio reproduction fulfillment time in half using CAD data to retrieve and reconstruct incident recordings, and similarly, how PSAPs can streamline and focus their Quality Assurance (QA) efforts on the calls that matter most, by using CAD data to automate QA call selection.

In addition to offering demonstrations of NICE Inform Elite, NICE has a full line-up of activities in store for APCO 2017:

PUBNUG Training Forum

Launched just over a year ago, the Public Safety NICE User Group (PUBNUG) is now 450 members strong. PUBNUG provides a community for NICE public safety customers to share information, best practices and ideas. NICE will be holding its first-ever PUBNUG APCO training forum on Monday, August 14 at 12-3 p.m. in Convention Center Room 106. Training will center on NICE Inform best practices, a solution ‘tour’ of NICE Inform Elite, followed by an interactive town hall-style discussion. NICE public safety customers attending APCO are encouraged to register. For more information, please email PSInfo@nice.com.

PSAPs’ Finest Awards Presentation

On Tuesday, August 15, at 11 a.m., NICE will also host its twelfth annual PSAPs’ Finest Award presentation ceremony in booth  #923 to recognize the 2017 PSAPs’ Finest Awards recipients. Sponsored by NICE, the PSAPs’ Finest Awards are presented annually to winners in seven categories: Director, Line Supervisor, Technician, Trainer,  Telecommunicator, Innovator and PSAP of the Year. Since its inception in 2006, the PSAPs’ Finest Awards program has recognized dozens of outstanding emergency communications professionals. More information is available here.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.